Puckett, Scheetz & Hogan

Insurance Agency, Inc.

August 8, 2008

Mr. William P. Crawford, Jr.

EVP/General Counsel/Secretary

The South Financial Group, Inc.

102 South Main Street

Greenville, South Carolina 29601

Dear Mr. Crawford:

On August 1, 2008, Puckett, Scheetz and Hogan Insurance Agency was purchased by BB&T Corporation. As you are aware, I was a principal of this agency. I am resigning effective August 8, 2008, as under the terms of the acquisition agreement, I am precluded from serving on the board of any other financial institution.

I have greatly enjoyed my relationship with The South Financial Group and appreciate the opportunity that was given to me.

Sincerely,

/s/ Michael R. Hogan

Michael R. Hogan